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                                  EXHIBIT 99.6

                              RECENT DEVELOPMENTS

     - We continue to develop and expand our business through strategic acquisitions and investments. During 2004, we completed acquisitions and investments in businesses that specialize in, among other things, online chess and board games, infrastructure platforms for online and network PC games, and mobile phone games. We expect that these recent investments will allow us to expand our product offerings and grow our user base. Certain of these acquisitions require us to pay cash consideration to the sellers on an earn-out basis.

     - We have recently entered into strategic alliances with Intel Corporation and Alcatel Shanghai Bell as part of our efforts to expand home use of our online entertainment services. Under our Memorandum of Understanding ("MOU") with Intel, we plan to develop online interactive entertainment solutions for PCs, TV set-top boxes and other devices. And under our MOU with Alcatel Shanghai Bell, our online gaming suite is being delivered though Alcatel Shanghai Bell's Digital Subscriber Line Service. We believe that these strategic arrangements will enable us to expand our platform and user base by allowing the growing number of personal computer owners in China to access our entertainment services in their homes.

     - We have also recently entered into a strategic partnership with eBay EachNet, a subsidiary of eBay Inc., through which eBay EachNet will place online advertisements within Shanda's gaming platform. Shanda has selected eBay EachNet's e-commerce platform as its preferred choice for Shanda game users. Under the agreement, eBay EachNet advertisements, including a variety of banners, displays and pop-ups, will appear on the websites and user log-in pages for various Shanda games (but not in the game environment). We believe that this agreement will enable us to expand our revenues attributable to online advertising. Including the eBay EachNet agreement, we have already signed a number of contracts which would add approximately RMB50 million (US$6 million) of revenues from online advertisement in 2005.